

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 14, 2008

Marc P. Lefar, Chief Executive Officer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

> **Re: Vonage Holdings Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 7, 2008**
> **File No. 001-32887**

Dear Mr. Lefar:

        We have limited our review of your preliminary proxy statement to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1 – Approval of the Issuance of Common Stock Upon Conversion of the Convertible Secured Notes, page 10

Background, page 10

1.   We note your disclosure in the second paragraph on page 10 that you expect to commence the tender offer. Please revise to provide updated disclosure addressing the current status of the pending tender offer and how the renegotiated financing impacts the tender offer. Also provide more detail about the reasons for the renegotiation of the previously announced financing. Discuss the role of Mr. Citron in such negotiations.

Stockholder Approval Requirement, page 10

2.   Please advise us in your response letter of the basis for your belief that stockholder approval of the issuance of common stock upon conversion of the convertible secured notes to directors, officers, or substantial security holders satisfies NYSE Listed Company Manual Section 312.03(b) even though you have not definitively indicated which of such persons will participate in the convertible secured note offering or the principal amount of convertible secured notes that any such person will purchase. If there is any uncertainty in this regard, please disclose it.

Interest of Certain Persons in the Share Conversion and Other Matters, page 22

3.   Please quantify in dollars the aggregate conversion discount on the convertible secured notes assuming maximum conversion of the $18 million aggregate principal amount based on the initial conversion price of $0.29 and your stock price as of the most recent practicable date.

4.   Provide disclosure addressing the possibility of Mr. Citron acquiring in excess of 50% of your outstanding voting power as a result of his participation in convertible secured note offering and subsequent conversion.

5.   Disclose that Mr. Citron and New Enterprises Associates, an entity affiliated with Mr. Barris, collectively control over 50% of your outstanding voting power and thus have the power to approve the proposal.

*   *   *

As appropriate, please revise your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3257, with any other questions.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief

cc: Damien Grierson
        Shearman & Sterling LLP
        Via facsimile: (646) 848-4468

        Richard Cohen
        Duane Morris LLP
        Via facsimile: (215) 689-1982